UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated July 26, 2007.

2.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Q2 net income doubles to $729 million

•       Continued strong global demand for power and automation technologies

•       Orders up 26%, revenues up 27%, higher in all regions

•       Growth and strong business execution produce 14.4% EBIT margin on EBIT of $1 billion

Zurich, Switzerland, July 26, 2007 — ABB today reported a strong increase in orders, revenues, earnings before interest and taxes (EBIT) and net income for the second quarter of 2007 as the result of continuing robust demand in all regions and businesses and further improvements in business execution.

EBIT in the quarter rose to $1 billion on a 27-percent increase in revenues (21 percent in local currencies), leading to an EBIT margin of 14.4 percent compared to 11.4 percent in the same quarter of 2006. Net income doubled to $729 million while cash flow from operating activities increased to $396 million.

“Our second quarter was marked by continued strong growth with outstanding operating margins,” said Fred Kindle, ABB President and CEO. “As a market and technology leader, ABB continues to benefit from increased global investments in energy efficiency as well as power and industrial infrastructure. Our profitability benefited from the combination of market strength and our ongoing focus on business execution.”

2007 Q2 key figures key figures	Q2 07	Q2 06(1)	Change
$ millions unless otherwise indicated			US$	Local
Orders	8,666	6,868	26%	20%
Order backlog (end June)	20,435	14,703	39%	33%
Revenues	7,143	5,641	27%	21%
EBIT	1,030	645	60%
as % of revenues	14.4	11.4
Net income	729	367	99%
as % of revenues	10.2	6.5
Basic net income per share ($)	0.32	0.17
Cash flow from operating activities	396	338

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

Summary of results

Orders received continued to grow strongly in the second quarter as the result of very high demand across all of ABB’s markets, particularly in the power sector.

Regional grid interconnections in Europe to make more efficient use of existing power generation capacity, along with power infrastructure expansion in the Middle East, continued to be the key growth drivers for the power divisions in the second quarter. As a result, the volume of large orders (more than $15 million) almost doubled to about $1.4 billion compared to the same quarter in 2006.

In the automation divisions, steady growth in industrial demand continued, especially in the metals and minerals sector, where high commodity prices are driving customer investments in both new capacity and to make existing assets more productive. High oil prices continue to fuel investments in more energy-efficient industrial processes across most sectors. Order growth rates in the automation divisions have slowed modestly, as expected, but remain at attractive levels.

Revenues in the second quarter grew by more than 20 percent over the year-earlier period on a combination of higher product sales in the second quarter as well as increasing revenues from large orders booked in earlier quarters. As a result of the continued high level of order intake in the second quarter, the order backlog continued to expand and amounted to more than $20 billion at the end of June 2007.

Higher EBIT and EBIT margins were reported across all divisions on a combination of higher revenues, strong project execution, increased production and engineering in low cost countries and other operational improvements.

The increase in net income resulted mainly from higher EBIT and a lower tax rate. Also contributing to the higher net income was an improvement in net finance expense resulting from lower debt levels as well as the non-recurrence of $60 million in costs related to the induced conversion of ABB’s $968-million convertible bonds and the exchange offer for certain other bonds, completed in the second quarter of 2006.

Cash flow from operating activities improved compared to the second quarter of 2006 despite increased investments in working capital to support growth. Cash flow from financing activities included dividend payments to shareholders during the second quarter of approximately $450 million.

ABB’s financial position remained strong in the second quarter, with net cash of $2.4 billion at the end of the period, approximately the same as at the end of the previous quarter. Gearing at the end of June, 2007 was 25 percent compared to 26 percent at the end of the first quarter (please refer to Appendix II on page 11 for more information). Following the conversion during the first half of 2007 of approximately 80 percent of ABB’s CHF 1-billion convertible bonds maturing in 2010, the company has decided to exercise its right to call the remainder of the bonds, with a face value of approximately CHF 200 million, effective September 10, 2007.

ABB employed approximately 111,000 people at the end of the second quarter of 2007, an increase of about 2,000 compared to the end of the first quarter of this year.

Management appointments

ABB announced the appointment of Ravi Uppal, regional manager of South Asia and country manager for India, to the ABB Group Executive Committee as president of Global Markets, effective July 1, 2007. He replaces Dinesh Paliwal who left ABB at the end of June. In his new role, Uppal will be responsible for all ABB regions and countries as well as the Group Account Management function.

Compliance

On July 13, 2007, ABB disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission suspect payments made by employees of company subsidiaries in Asia, South America and Europe, in particular Italy. These suspect payments were discovered as a result of ABB’s internal audit and compliance program. The payments may be in violation of the Foreign Companies Practices Act or other applicable laws. If ABB is found to have violated any of these laws, the company could be liable for penalties and other costs and the violations could otherwise negatively impact its business. ABB is cooperating on these issues with the relevant authorities and is continuing its internal investigations and compliance reviews.

Divisional performance Q2 2007

Power Products division

2007 Q2 key figures	Q2 07	Q2 06(1)	Change
$ millions unless otherwise indicated			US$	Local
Orders	2,780	2,411	15%	11%
Order backlog (end June)	6,654	4,931	35%	29%
Revenues	2,472	1,821	36%	30%
EBIT	418	245	71%
as % of revenues	16.9%	13.5%
Cash flow from operating activities	286	160

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

Orders grew in the second quarter in all businesses and regions. Investments by utility customers in North America and Europe to strengthen and refurbish grid infrastructure fuelled strong growth, especially in the transformers business. In Asia and the Middle East, orders rose as customers continued to invest in new infrastructure to support economic growth.

Revenues were up in all businesses compared to the same quarter in 2006 on higher volumes and prices, resulting in a sharp increase in EBIT. The strong EBIT margin mainly reflects high levels of factory loading, productivity improvements, and effective supply management measures to control material costs and availability.

Power Systems division

2007 Q2 key figures	Q2 07	Q2 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	2,217	1,388	60%	50%
Order backlog (end June)	7,415	4,900	51%	44%
Revenues	1,300	1,031	26%	20%
EBIT	109	62	76%
as % of revenues	8.4%	6.0%
Cash flow from operating activities	(4)	31

The sharp increase in orders received in the second quarter was primarily the result of large orders in the quarter more than doubling compared to the same quarter in 2006. Large orders won in the quarter included a subsea interconnection between the United Kingdom and the Netherlands aimed at increasing the efficiency of the European power grid, as well as large substation orders in the Middle East to support economic development in Abu Dhabi. Base orders (less than $15 million) also increased strongly, up 27 percent (20 percent in local currencies), reflecting the continuing favorable market situation in all businesses and regions.

Revenues increased across all businesses versus the same quarter in 2006 on execution of the strong order backlog. EBIT and EBIT margin increased significantly due to higher revenues, improved capacity utilization and ongoing benefits from improved project selection and execution.

Cash flow from operating activities decreased compared to the same quarter in 2006, reflecting the working capital requirements of large projects being executed.

Automation Products division

2007 Q2 key figures	Q2 07	Q2 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	2,221	1,957	13%	8%
Order backlog (end June)	3,136	2,218	41%	35%
Revenues	2,147	1,684	27%	21%
EBIT	374	262	43%
as % of revenues	17.4%	15.6%
Cash flow from operating activities	318	222

Markets continued to develop favorably in the second quarter of 2007. Order growth for standard products remained strong while engineered products and system order growth was flat compared to the very high levels seen in the same period a year ago. Geographically, the strongest growth was in China, South America, Eastern Europe and the Middle East.

Revenues increased compared to the same quarter in 2006 due to higher volumes and price increases covering higher raw materials costs. Revenue growth and high levels of capacity utilization were the primary drivers of a 43-percent increase in EBIT and a higher EBIT margin versus the second quarter of 2006.

Process Automation division

2007 Q2 key figures	Q2 07	Q2 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,937	1,682	15%	10%
Order backlog (end June)	4,799	3,611	33%	27%
Revenues	1,586	1,300	22%	16%
EBIT	167	120	39%
as % of revenues	10.5%	9.2%
Cash flow from operating activities	107	178

Demand for automation solutions, reflected in both base and large orders, continued strong in all sectors. High commodity prices drove investments to expand capacity in the metals and minerals business. Other industrial customers continued to invest in greater energy efficiency in the face of high oil prices. Orders were higher in all regions except Europe, where a number of large marine orders won in the second quarter of 2006 were not repeated this year.

Revenues in the quarter grew significantly, reflecting the execution of the high level of orders taken in recent quarters. Revenues were higher in all parts of the business. EBIT and EBIT margin were up on higher revenues combined with continuing operational improvements and tighter execution of large projects.

Cash flow from operations decreased from a year ago, reflecting the working capital required to execute the large number of systems orders taken during 2006.

Robotics division

2007 Q2 key figures	Q2 07	Q2 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	392	268	46%	40%
Order backlog (end June)	582	460	27%	22%
Revenues	339	332	2%	(2)%
EBIT	19	7	n/a
as % of revenues	5.6%	2.1%
Cash flow from operating activities	9	43

Orders increased significantly in the second quarter compared to the low levels of the year-earlier period. Orders were higher from both general industry, such as packaging, consumer electronics and food, and the automotive industry. Orders were higher in all regions, led by Europe.

Revenues in local currencies were lower than in the same quarter of 2006 as the result of the low order levels in most of 2006. EBIT and EBIT margin improved reflecting the successful efforts to improve cost efficiency and project execution, as well as the non-recurrence of costs taken in the same quarter last year associated with a large project.

Cash flow from operating activities declined in the quarter as inventories were built up to meet the needs of higher orders received in the previous two quarters.

Non-core activities and Corporate

Non-core activities in the second quarter generated EBIT of $8 million. A final gain of approximately $40 million on the completion of the previously-announced sale of two Equity Ventures investments in April, 2007, was offset by the write-down of another investment, in line with the company’s strategy to divest its non-core activities.

Outlook for the remainder of 2007

The business environment for ABB during the rest of 2007 is expected to remain in line with the positive market situation seen in 2006 and the first half of this year.

Demand for power transmission and distribution infrastructure is expected to continue on a high level in all regions. Equipment replacement and improved network efficiency and reliability are forecast to be the drivers of higher demand in Europe and North America.

Automation-related industrial investments are expected to continue at a high level in most sectors, although below the levels seen in 2006. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas in 2007, with more modest growth in Europe.

In addition, ABB is well-positioned to benefit from increasing investments by customers to mitigate climate change with energy-efficient products and systems.

Order growth is expected to continue on a high level but to moderate somewhat over the remainder of 2007, compared to the extraordinarily high order growth rates experienced in 2006 and the first half of 2007.

More information

The 2007 Q2 results press release and presentation slides are available from July 26, 2007 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media call today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611; from Sweden, +46 8 5069 2105; from the U.S. and Canada +1 (1) 866 291 4166; and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 314, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 (1) 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 208, followed by the # key.

Investor calendar 2007
ABB Strategy Day	September 5, 2007
Q3 2007 results	October 25, 2007

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 111,000 people.

Zurich, July 26, 2007
Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the section entitled “Outlook for the remainder of 2007,” Appendix I, as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB

ABB second quarter (Q2) and first half (H1) 2007 key figures

		Q2 07	Q2 06(1)	Change		H1 07	H1 06(1)	Change
				US$	Local			US$	Local
Orders	Group	8,666	6,868	26%	20%	17,305	13,727	26%	20%
	Power Products	2,780	2,411	15%	11%	6,037	4,721	28%	23%
	Power Systems	2,217	1,388	60%	50%	4,014	2,694	49%	40%
	Automation Products	2,221	1,957	13%	8%	4,632	3,901	19%	12%
	Process Automation	1,937	1,682	15%	10%	3,678	3,341	10%	5%
	Robotics	392	268	46%	40%	770	594	30%	23%
	Non-core activities	95	91	4%	-2%	196	184	7%	0%
	Corporate (consolidation)	-976	-929	-5%	1%	-2,022	-1,708	-18%	-11%
Revenues	Group	7,143	5,641	27%	21%	13,358	10,780	24%	18%
	Power Products	2,472	1,821	36%	30%	4,532	3,284	38%	32%
	Power Systems	1,300	1,031	26%	20%	2,454	2,043	20%	14%
	Automation Products	2,147	1,684	27%	21%	4,045	3,214	26%	19%
	Process Automation	1,586	1,300	22%	16%	2,969	2,535	17%	11%
	Robotics	339	332	2%	-2%	644	665	-3%	-8%
	Non-core activities	100	97	3%	-3%	198	192	3%	-4%
	Corporate (consolidation)	-801	-624	-28%	-25%	-1,484	-1,153	-29%	-22%
EBIT	Group	1,030	645	60%		1,852	1,137	63%
	Power Products	418	245	71%		735	418	76%
	Power Systems	109	62	76%		189	110	72%
	Automation Products	374	262	43%		683	483	41%
	Process Automation	167	120	39%		306	238	29%
	Robotics	19	7	171%		34	8	325%
	Non-core activities	8	21	-62%		43	33	30%
	Corporate	-65	-72	10%		-138	-153	10%

EBIT margin (%)	Group	14.4%	11.4%			13.9%	10.5%
	Power Products	16.9%	13.5%			16.2%	12.7%
	Power Systems	8.4%	6.0%			7.7%	5.4%
	Automation Products	17.4%	15.6%			16.9%	15.0%
	Process Automation	10.5%	9.2%			10.3%	9.4%
	Robotics	5.6%	2.1%			5.3%	1.2%

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

ABB Q2 2007 orders received and revenues by region

$ millions	Orders received		Change		Revenues		Change
	Q2 07	Q2 06(1)	US$	Local	Q2 07	Q2 06(1)	US$	Local
Europe	4,079	3,496	17%	13%	3,223	2,695	20%	15%
Americas	1,366	1,052	30%	23%	1,258	1,071	17%	12%
Asia	2,261	1,679	35%	25%	1,867	1,370	36%	27%
Middle East and Africa	960	641	50%	47%	795	505	57%	52%
Group total	8,666	6,868	26%	20%	7,143	5,641	27%	21%

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

Appendix I

Debt and equity securities transactions

During the first six months of 2007, bondholders of an aggregate principle amount of CHF 799 million of the Company’s CHF 1 billion convertible bonds, due 2010, exercised their right to call the bonds. This resulted in a reduction in long-term debt of approximately $658 million and an increase in equity of $660 million.

During the second quarter of 2007, a bank holding call options related to ABB’s management incentive programs issued at fair value during 2001, 2003 and 2004, and with strike prices ranging from CHF 7.00 to CHF 13.49, exercised a portion of these options resulting in the issuance of approximately 17 million shares and a net increase in the Company’s capital stock and additional paid-in capital of $153 million.

Also during the second quarter of 2007, the Company purchased on the open market 10 million of its own shares for use in connection with its employee incentive plans. These transactions resulted in an increase in treasury stock by $199 million.

Employee benefits funding

During the first six months of 2007 ABB made contributions of $91 million to its pension plans and $10 million to its other postretirement plans.

 The planned “standard” contributions for full year 2007, based on current plan structures, are about $186 million to defined benefit pension plans and approximately $21 million to other postretirement benefit plans.

The company expects that additional discretionary contributions will be made in the remaining part of the year.

Accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating and assessing the impact of adopting SFAS 157 on its Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement. SFAS 159 will be adopted by the Company earliest on January 1, 2008. The Company is currently evaluating and assessing the impact of adopting SFAS 159 on its Consolidated Financial Statements.

Appendix II

Reconciliation of financial measures Q2 2007	Q2 07	Q2 06(1)
$ millions unless otherwise indicated
EBIT margin:
Earnings before interest and taxes	1,030	645
Revenues	7,143	5,641
EBIT margin	14.4%	11.4%

Net margin:
Net income	729	367
Revenues	7,143	5,641
Net margin	10.2%	6.5%

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

EBIT margin and net margin are calculated by dividing EBIT and net income, respectively, by total revenues. Management believes EBIT margin and net margin are useful measures of profitability and uses them as performance targets.

	At June 30, 2007	At Mar. 31, 2007
Net cash:
Cash and equivalents	4,428	4,366
Marketable securities and short-term investments	613	685
Cash and marketable securities	5,041	5,051
Short-term debt and current maturities of long-term debt	387	341
Long-term debt	2,279	2,371
Total debt	2,666	2,712
Net cash	2,375	2,339
Gearing:
Total debt	2,666	2,712
Total stockholders’ equity	7,637	7,231
Minority interest	431	484
Gearing	25%	26%

Net cash is a financial measure that is calculated as the total of cash and equivalents, marketable securities and short-term investments minus total debt.

Gearing is a financial measure that is calculated as total debt divided by the sum of total debt plus total stockholders’ equity, including minority interest. Total debt used to calculate net cash and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net cash and gearing are helpful in analyzing leverage and it considers both measures in evaluating possible financing transactions.

Local currencies

The results of operations and financial position of many of ABB’s non-U.S. subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

ABB Ltd Consolidated Income Statements

	Six Months Ended		Three Months Ended
$ millions, except per share data (unaudited)	June 30, 2007	June 30, 2006(1)	June 30, 2007	June 30, 2006(1)
Sales of products	11,373	8,993	6,089	4,720
Sales of services	1,985	1,787	1,054	921
Total revenues	13,358	10,780	7,143	5,641

Cost of products	(7,900)	(6,469)	(4,220)	(3,365)
Cost of services	(1,321)	(1,214)	(706)	(620)
Total cost of sales	(9,221)	(7,683)	(4,926)	(3,985)
Gross profit	4,137	3,097	2,217	1,656
Selling, general & administrative expenses	(2,333)	(2,035)	(1,193)	(1,069)
Other income (expense) net	48	75	6	58
Earnings before interest and taxes	1,852	1,137	1,030	645
Interest and dividend income	91	82	41	48
Interest and other finance expense	(115)	(187)	(40)	(112)
Income from continuing operations before taxes and minority interest	1,828	1,032	1,031	581
Provision for taxes	(484)	(322)	(260)	(169)
Minority interest	(100)	(78)	(60)	(47)
Income from continuing operations	1,244	632	711	365
Income (loss) from discontinued operations, net of tax	22	(61)	18	2
Net income	1,266	571	729	367

Basic earnings (loss) per share
Income from continuing operations	0.56	0.30	0.31	0.17
Income (loss) from discontinued operations, net of tax	0.01	(0.03)	0.01	—
Net income	0.57	0.27	0.32	0.17
Average basic shares (in millions)	2,230	2,080	2,269	2,124

Diluted earnings (loss) per share
Income from continuing operations	0.54	0.29	0.31	0.17
Income (loss) from discontinued operations, net of tax	0.01	(0.02)	0.01	—
Net income	0.55	0.27	0.32	0.17
Average diluted shares (in millions)	2,306	2,199	2,310	2,243

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd Consolidated Balance Sheets

$ millions, except share data (unaudited)	June 30, 2007	Dec. 31, 2006(1)

Cash and equivalents	4,428	4,211
Marketable securities & short-term investments	613	528
Receivables, net	7,639	6,592
Inventories, net	4,581	3,850
Prepaid expenses	237	248
Deferred taxes	684	572
Other current assets	254	237
Assets held for sale and in discontinued operations	1,286	1,305
Total current assets	19,722	17,543

Financing receivables	535	539
Property, plant and equipment, net	2,909	2,803
Goodwill	2,401	2,369
Other intangible assets, net	256	286
Prepaid pension and other employee benefits	384	373
Investments in equity method companies	66	545
Deferred taxes	481	509
Other non-current assets	154	175
Total assets	26,908	25,142

Accounts payable, trade	4,180	3,692
Accounts payable, other	1,157	1,173
Short-term debt and current maturities of long-term debt	387	122
Advances from customers	1,830	1,493
Deferred taxes	259	226
Asbestos obligations	297	150
Provision and other	2,813	2,880
Accrued expenses	1,442	1,517
Liabilities held for sale and in discontinued operations	1,107	1,232
Total current liabilities	13,472	12,485

Long-term debt	2,279	3,160
Pension and other employee benefits	818	809
Deferred taxes	535	763
Asbestos obligations	46	282
Other liabilities	1,690	1,154
Total liabilities	18,840	18,653

Minority interest	431	451
Stockholders’ equity:
Capital stock and additional paid-in capital	5,343	4,514
Retained earnings	4,464	3,647
Accumulated other compreshensive loss	(1,868)	(2,019)
Less: Treasury stock, at cost (18,750,738 and 8,782,721 shares at June 30, 2007 and December 31, 2006)	(302)	(104)
Total stockholders’ equity	7,637	6,038
Total liabilities and stockholders’ equity	26,908	25,142

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd Consolidated Statements of Cash Flows

	Six Months Ended		Three Months Ended
$ millions (unaudited)	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Operating activities
Net income	$1,266	$571	$729	$367
Adiustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	286	274	139	139
Provisions	(149)	82	(144)	(56)
Pension and postretirement benefits	(12)	(8)	(5)	(10)
Deferred taxes	66	73	25	25
Net gain from sale of property, plant and equipment	(19)	(46)	(6)	(37)
Income from equity accounted companies	(39)	(44)	(10)	(20)
Minority interest	100	79	60	48
Other	97	131	48	135
Changes in operating assets and liabilities:
Trade receivables	(400)	(252)	(506)	(177)
Inventories	(587)	(476)	(118)	(108)
Trade payables	376	215	233	80
Advances from customers	285	193	173	108
Other assets and liabilities, net	(571)	(416)	(222)	(156)
Net cash provided by operating activities	699	376	396	338

Investing Activities
Changes in financing receivables	15	27	12	20
Purchases of marketable securities and short-term investments (other than trading)	(4,260)	(1,919)	(2,223)	(676)
Purchases of property, plant and equipment and intangible assets	(284)	(212)	(160)	(123)
Acquisition of businesses (net of cash acquired)	(43)	—	(17)	—
Proceeds from sales of marketable securities and short-term investments (other than trading)	4,304	1,826	2,406	798
Proceeds from sales of property, plant and equipment	29	60	10	46
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	337	22	225	9
Net cash provided by (used in) investing activities	98	(196)	253	74

Financing Activities
Net changes in debt with maturities of 90 days or less	1	40	(24)	17
Increase in debt	93	66	44	49
Repayment of debt	(84)	(80)	(58)	(42)
Issuance of shares	153	—	153	—
Purchase of treasury shares	(199)	—	(199)	—
Dividends paid	(449)	(203)	(449)	(203)
Payments made upon bond conversion	—	(72)	—	(72)
Payments made upon bond exhange	—	(114)	—	(114)
Other	(138)	(48)	(104)	(71)
Net cash used in financing activities	(623)	(411)	(637)	(436)

Effects of exchange rate changes on cash and equivalents	55	133	53	87
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(12)	17	(3)	12
Net change in cash and equivalents—continuing operations	217	(81)	62	75

Cash and equivalents begining of period	4,211	3,152	4,366	2,996
Cash and equivalents end of period	4,428	3,071	4,428	3,071

Supplementary disclosure of cash flow information
Interest paid	104	136	45	68
Taxes paid	401	272	243	143
Carrying value of debt and accrued interest converted into capital stock	670	953	10	953

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2006	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483
Comprehensive income:
Net income	—	571	—	—	—	—	—	—	571
Foreign currency translation adjustments	—	—	88	—	—	—	88	—	88
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	(6)	—	—	(6)	—	(6)
Minimum pension liability adjustments, net of tax	—	—	—	—	(16)	—	(16)	—	(16)
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	102	102	—	102
Total comprehensive income	—	—	—	—	—	—	—	—	739
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407	—	—	—	—	—	—	—	407
Payments of Dividends	—	(203)	—	—	—	—	—	—	(203)
Employee incentive plans	7	—	—	—	—	—	—	—	7
Treasury Share Transactions	(6)	—	—	—	—	—	—	6	—
Convertible bonds	903	—	—	—	—	—	—	25	928
Call Options	19	—	—	—	—	—	—	—	19
Balance at June 30, 2006	$4,451	$2,828	$(1,668)	$(5)	$(230)	$109	$(1,794)	$(105)	$5,380

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Unrecognized actuarial gains and losses related to pensions	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2007	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038
Comprehensive income:
Net income	—	1,266	—	—	—	—	—	—	1,266
Foreign currency translation adjustments	—	—	150	—	—	—	150	—	150
Effect of change in fair value of available-for-sale securities, net of tax	—	—	—	2	—	—	2	—	2
Unrecognized actuarial gains and losses related to pensions	—	—	—	—	10	—	10	—	10
Change in derivatives qualifying as cash flow hedges, net of tax	—	—	—	—	—	(11)	(11)	—	(11)
Total comprehensive income	—	—	—	—	—	—	—	—	1,417
Shares issued	153	—	—	—	—	—	—	—	153
Payments of dividends	—	(449)	—	—	—	—	—	—	(449)
Employee incentive plans	11	—	—	—	—	—	—	—	11
Treasury share transactions	(1)	—	—	—	—	—	—	(198)	(199)
Convertible bonds	660	—	—	—	—	—	—	—	660
Call options	6	—	—	—	—	—	—	—	6
Balance at June 30, 2007	$5,343	$4,464	$(1,312)	—	$(619)	$63	$(1,868)	$(302)	$7,637

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights, in the following amounts:

Name	Date	Description	Purchased	Sold	Price
Jürgen Dormann	April 27, 2007	Shares		50,000	CHF 24.55
Jürgen Dormann	April 30, 2007	Warrants		100,000	CHF 3.48
Jürgen Dormann	April 30, 2007	Warrants		900,000	CHF 3.47
Bernhard Jucker	April 30, 2007	Warrant Appreciation Rights		375,000	CHF 3.50
Anders Jonsson	May 4, 2007	Warrants		312,500	CHF 3.43
Tom Sjökvist	May 4, 2007	Warrants		1,000	CHF 3.52
Tom Sjökvist	May 7, 2007	Warrants		374,000	CHF 3.46
Michel de Rosen	May 25, 2007	Shares	760		CHF 25.75
Veli-Matti Reinikkala	June 7, 2007	Shares	3,000		USD 21.26
Veli-Matti Reinikkala	June 7, 2007	Shares	2,000		USD 21.25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 27, 2007	By:	/s/ FRANCOIS CHAMPAGNE
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel